SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

FINANCIAL PERFORMANCE AND LIQUIDITY – CONSOLIDATED 3Q12

São Paulo, October 25, 2012 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; Nasdaq: NETC; and Latibex: XNET), the largest cable operator in Brazil and Latin America, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and Voice, in association with Embratel (“NET Fone via Embratel”), announces today its results for the third quarter ended September 30, 2012 (“3Q12”).

Net Serviços de Comunicação S.A.
Consolidated Income Statements		3Q12	3Q11	Δ %	9M12	9M11	Δ %
(R$ thousands)

Net revenues		2,029,153	1,715,325	18.3	5,794,932	4,908,156	18.1
Operating costs		(998,453)	(832,330)	20.0	(2,856,344)	(2,390,117)	19.5
Selling, general and administrative expenses		(471,872)	(396,761)	18.9	(1,350,505)	(1,114,796)	21.1
EBITDA	(a)	558,828	486,234	14.9	1,588,083	1,403,243	13.2
EBITDA Margin		27,5%	28,3%		27,4%	28,6%
Depreciation and amortization		(326,946)	(269,645)	21.3	(942,587)	(778,528)	21.1
Net foreign exchange and monetary variation		(18,218)	(168,608)	(89.2)	(104,932)	(104,313)	0.6
Finance expenses		(77,279)	(57,309)	34.8	(256,226)	(281,970)	(9.1)
Finance income		28,164	43,587	(35.4)	99,825	132,127	(24.4)
Income before taxes		164,549	34,259	380.3	384,163	370,559	3.7
Taxes		(56,531)	(10,682)	429.2	(131,980)	(115,543)	14.2
Net income		108,018	23,577	358.2	252,183	255,016	(1.1)

Net Revenue increase 18.3%, totaling R$2,029,153  thousand in the 3Q12  compared to R$1,715,325 thousand in the 3Q11, mainly driven by the expansion of the subscriber base.

EBITDA (earnings before interest, income taxes including Social Contribution on net income, depreciation and amortization) totaled R$558,828 thousand in the 3Q12 compared to R$486,234 thousand in the 3Q11, therefore an increase of 14.9%.

The Company recorded in the 3Q12  Net Income of R$108,018 thousand, an increase of 358.2% comparing to R$23,577 thousand recorded in the 3Q11, substantially influenced by the positive effect of exchange rate changes.

Net Serviços de Comunicação S.A.
Consolidated Balance sheet
(R$ thousands)
	3Q12	3Q11		3Q12	3Q11
Assets			Liabilities
Total current assets	1,232,070	1,523,624	Total current liabilities	2,212,387	1,460,332
Total non-current assets	8,367,263	7,277,524	Total non-current liabilities	2,946,924	3,271,134
			Stockholders’ equity	4,440,022	4,069,682
Total Assets	9,599,333	8,801,148	Total Liabilities and Stockholders’ Equity	9,599,333	8,801,148

(a)     EBITDA does not represent an accounting item or cash flow for the periods in question, therefore, must not be considered an isolated indicator of operating performance. Since EBITDA is not an accounting item, companies may conduct specific interpretations, which means that the definition of EBITDA may not be comparable with the definitions of EBITDA adopted by other companies. The EBITDA was calculated in accordance with the CVM Instruction 527/12.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 25, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.